Exhibit 99.1

Cellebrite Appoints Shiven Ramji Chief Executive Officer, Succeeding Thomas E. Hogan

Company Reports Second-Quarter 2026 Results; Company Lowers Full-Year 2026 ARR and Revenue Outlook and Raises Adjusted EBITDA Target

TYSONS CORNER, VA and PETAH TIKVA, ISRAEL, August 13, 2026 – Cellebrite DI Ltd. (NASDAQ: CLBT), a global leader in AI-powered Digital Investigative and Intelligence solutions for the public and private sectors, today announced that Shiven Ramji, who joined Cellebrite as President, Products and Technology in May 2026, has succeeded Thomas E. Hogan as the Company’s CEO as part of a planned transition, effective immediately. In addition, Ramji will be appointed to the Company’s Board of Directors. Hogan joined Cellebrite as Executive Chairman in August 2023, became interim CEO in January 2025 and was subsequently appointed CEO in August 2025.

Adam Clammer, Chairman of Cellebrite’s Board of Directors, stated, “We are deeply grateful to Tom for his extensive contributions to Cellebrite’s success over the last three years. One of Tom’s most important contributions was building a world-class team. Shiv’s succession is the clearest proof of his success in this endeavor. With a product-first approach and a successful track record of building and growing businesses, Shiv is the right CEO for our next chapter. The Board has every confidence in Shiv and the management team.”

Thomas E. Hogan commented, “It has been a privilege to lead Cellebrite – a company that truly makes the world a safer place. Over the past three years, we have navigated significant change while elevating our value proposition by broadening our solutions through a combination of organic innovation and M&A. With that foundation in place, Cellebrite’s next chapter requires a world-class product and technology executive, and Shiv is exactly that leader. Given the long-term opportunity in front of Cellebrite, I have full confidence that Shiv and this team will build on our progress to address the expanding needs of our customers around the world. I want to thank Cellebrite’s employees for their dedication, and our customers and shareholders for their trust. Cellebrite’s future is very bright.”

Shiv Ramji, Cellebrite’s CEO, stated, “I am honored to lead Cellebrite at an important moment for the Company. Over my first three months, I have spent significant time with our customers, employees and leaders across the business, and I have come away with strong conviction in both the opportunity ahead and the work required to realize it. Our mission has never been more relevant: helping customers accelerate investigations, uncover trusted intelligence, deliver justice and protect communities.”

Cellebrite Reports Second-Quarter 2026 Results

Cellebrite also announced today its financial results for the three and six months ending June 30, 2026.

Second-Quarter 2026 Financial Highlights

●	Total Annual Recurring Revenue (ARR) of $507.8 million, up 21% year-over-year

●	Recurring revenue dollar-based net retention rate of 117%, up 2 pts. over Q1

●	Revenue of $131.1 million, up 16% year-over-year

●	Subscription revenue was $119.5 million, a year-over-year increase of 16%

●	GAAP gross profit and gross margin of $105.9 million and 80.8%, respectively; Non-GAAP gross profit and gross profit margin of $112.1 million and 85.5%, respectively

●	GAAP net income of $6.4 million; Non-GAAP net income of $29.7 million

●	GAAP diluted earnings per share of $0.02; Non-GAAP diluted earnings per share of $0.11

●	Adjusted EBITDA and Adjusted EBITDA margin of $31.8 million and 24.2%, respectively

●	Free cash flow for the trailing twelve months of $144.2 million, or 28.0% on a margin

“We delivered healthy second-quarter growth in Asia-Pacific, EMEA and U.S. Federal,” stated Ramji. “However, ARR came in below our expectations. We saw longer sales cycles and less expansion from Inseyets conversions than anticipated. We are taking action to improve execution going forward.”

Ramji continued, “We are making tangible progress with our newer products, which further supports our confidence in the long-term opportunity. At the same time, we are taking a more measured view of that contribution in the near term, given elongated sales cycles and the timing of additional new product introductions anticipated for later this year.”

Ramji concluded, “Given these dynamics, in combination with the pace and magnitude of Inseyets expansions, we have lowered our FY26 ARR and revenue outlook. We believe resetting expectations now is the responsible approach and provides a more appropriate foundation from which to execute. At the same time, continued operating discipline has enabled us to raise our FY26 adjusted EBITDA target.”

Recent Business Highlights

Innovation

●	Genesis Momentum: Cellebrite Genesis, the Company’s purpose-built agentic AI solution, has continued to build momentum since its official launch on June 10th. Cellebrite achieved early monetization for Genesis in the second quarter. Since the start of the third quarter, the Company has continued to make further progress with Genesis adoption and related product enhancements.

●	New Product Adoption: In addition to Genesis, Cellebrite has continued to see customer adoption build for new offerings introduced since the start of this year, namely its Guardian Investigate, CFID for drone forensics and Advanced Unlocks.

●	Signature FedRAMP Win: Cellebrite also recently signed its first significant FedRAMP deal for Guardian, its SaaS-based evidence management solution delivered through the Cellebrite Government Cloud (CGC). In May 2026, Cellebrite announced that its Cellebrite Government Cloud (CGC) platform achieved FedRAMP® High Authorization, the federal government’s highly stringent cloud security standard, with the U.S. Department of Justice (DOJ) serving as the authorizing agency.

Go-To-Market

●	Drone Partnership: Last month, Cellebrite announced an expanded partnership with SkySafe, the leader in drone detection and airspace intelligence. The exclusive partnership combines advanced digital forensics with advanced drone detection, deep analysis and drone activity, equipping organizations and agencies with the intelligence needed to proactively detect, analyze and act on potential threats in real-time at scale.

●	High-Impact Customer Events: Following a highly successful, second annual user conference in April 2026, Cellebrite hosted a 2-day C2C UK event on June 16th and 17th. The Company plans to host a range of regional C2C Live events, featuring sessions designed to support learning, collaboration and best practices, for customers in U.S., Europe and Asia-Pacific during the second half of 2026.

Supplemental financial information can be found on the Investor Relations section of our website at https://investors.cellebrite.com/financial-information/quarterly-results.

Financial Outlook

David Barter, Cellebrite’s CFO, said, “Although we didn’t deliver against our second-quarter 2026 ARR target, we have continued to make tangible progress in executing Cellebrite’s product strategy, with newer products contributing more meaningfully to net new ARR than a year ago, and we expect that momentum to continue into the second half of the year. While we’ve lowered our full-year ARR expectations, along with the resulting impact on our revenue target, we have raised this year’s original adjusted EBITDA target and anticipate delivering a stronger second-half free cash flow performance even as we continue funding the investments critical to driving durable, long-term growth.”

The Company’s third-quarter and full-year 2026 financial expectations are as follows:

	Third-Quarter 2026 Expectations	Full-Year 2026 Expectations
	(as of 08/13/26)	(as of 08/13/26)
ARR	$524M – $528M	$550M – $560M
Annual Growth	19% – 20%	14% – 16%
Revenue	$145M – $148M	$555M – $561M
Annual Growth	15% – 17%	17% – 18%
Adjusted EBITDA	$42M – $45M	$153M – $159M
Adjusted EBITDA margin	29% – 30%	~28%

Conference Call Information

Cellebrite will host a live conference call and webcast later today to review the Company’s second-quarter 2026 financial results and discuss its full-year 2026 outlook. Pertinent details include:

Date:	Thursday, August 13, 2026

Time:	8:30 a.m. ET

Call-In Number:	785-838-9251 / 833-309-3473

Conference ID:	CLBTQ226

Event URL:	https://investors.cellebrite.com/events/event-details/cellebrite-q2-2026-financial-results-conference-call-webcast

Webcast URL:	https://edge.media-server.com/mmc/p/nsqdfdmm

In conjunction with the conference call and webcast, historical financial tables and supplemental data will be available on the quarterly results section of Company’s investor relations website at https://investors.cellebrite.com/financial-information/quarterly-results.

Non-GAAP Financial Information and Key Performance Indicators

This press release includes non-GAAP financial measures. Cellebrite believes that the use of non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, non-GAAP EPS and adjusted EBITDA is helpful to investors. These measures, which the Company refers to as its non-GAAP financial measures, are not prepared in accordance with GAAP.

The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period, and offer investors and management greater visibility into the underlying performance of its business:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition;

●	Acquisition-related expenses and executive severance expenses relate to the cash component of contractual severance due to our former CFO, all of which are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

●	To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

●	Tax expense, depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the Company’s current operations and affect financial income.

Free cash flow is calculated as net cash provided by or used in operating activities less purchases of property and equipment and the capitalization of software development costs (collectively referred to as capital expenditures). We believe that free cash flow is a useful indicator of liquidity that provides information to management and investors about the amount of cash provided by or used in our operations that, after the investments in property and equipment, can be used for strategic initiatives.

Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP measures should not be considered in isolated from, or as an alternative to, financial measures determined in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is expected to be a recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

A reconciliation of each of these non-GAAP financial measures to their most comparable GAAP measure is set forth in a table included at the end of this press release, which is also available on our website at https://investors.cellebrite.com.

In regard to forward-looking non-GAAP guidance, we are not able to reconcile the forward-looking adjusted EBITDA measure to the closest corresponding GAAP measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, tax expense, depreciation and amortization expense, and certain financing and tax items.

This press release also includes key performance indicators, including annual recurring revenue and dollar-based retention rate.

Annual recurring revenue (“ARR”) is defined as the value of subscription-based customer agreements encompassing term-based on-premise software and cloud-based software, including those offerings delivered under a recurring consumption-based model, that are in effect at the end of the reporting period. For subscription-based agreements, ARR is calculated as the total contract value of the agreement divided by the length of the agreement, measured as of the end of the period and assuming no increases or reductions to the customer’s subscription. For consumption-based cloud software subscriptions, ARR is calculated as the total contract value of the subscription divided by the length of the agreement, assuming no increases or reductions in the customer’s usage rate. For new agreements with a term of less than 12 months, ARR is calculated as the total contract value of the agreement, without annualization. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers, including contracts for which we are actively negotiating a subscription renewal, which continue to be included in ARR until the customer notifies the Company that it does not intend to renew. ARR is not a forecast of future subscription revenue, which can be impacted by contract start and end dates and renewal rates.

Dollar-based net retention rate (“NRR”) is calculated by dividing the customer’s ARR by the base ARR. We define base ARR as recurring revenue we recognized from all customers with a valid license at the last quarter of the previous year period, during the four quarters ended one year prior to the date of measurement. We define our customer’s ARR as the recurring revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base ARR, including recurring revenue resulting from additional sales to those customers.

References to Websites and Social Media Platforms

References to information included on, or accessible through, websites and social media platforms do not constitute incorporation by reference of the information contained at or available through such websites or social media platforms, and you should not consider such information to be part of this press release.

Caution Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include, but are not limited to, estimated financial information for the third quarter of 2026 and for fiscal year 2026 including those statements with respect to our FY26 revenue, revenue and adjusted EBITDA outlook; the expectation for a stronger second-half free cash flow performance even as we continue funding the investments critical to driving durable, long-term growth; and the near-term contribution from new products given elongated sales cycles and the timing of additional new product introductions anticipated for later this year; as well as commentary associated with future performance, strategies, prospects, and other aspects of Cellebrite’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and challenges and evolving industry standards with respect to software, artificial intelligence, or device access, to adapt to changing market potential within our markets and to successfully launch new solutions and add-ons that meet or exceed customer needs; our material dependence on the acceptance of our solutions by domestic and international law enforcement, public safety, defense and intelligence agencies; real or perceived errors, failures, defects or bugs in our solutions; licensing of technology from third parties, including our dependence on maintaining those licenses or seeking alternative solutions; failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of our markets, including risks associated with pricing pressures from and loss of market share to competitors with greater resources than we have and increasing competition as a result of consolidation in the industry; the misuse of our solutions by our customers which may achieve suboptimal results or be perceived as incompatible with human rights; our ability to properly manage our growth as a business, and execute new offerings, developments and strategic opportunities, including joint ventures, partnerships and acquisitions; our dependence on our customers to renew their subscriptions and purchase additional subscriptions or services from us; conducting a low volume of our business via e-commerce; the use of artificial intelligence in our digital investigation platform; the availability of financing sources on reasonable terms or at all; our reliance on third-party suppliers for certain components, products or services, including risks relating to the availability of raw materials or components; challenges associated with large transactions, including with respect to longer sales cycles, as well as with developing, offering, implementing, and maintaining new solutions; risk of security vulnerabilities or defects, including cyber-attacks, information technology system breaches, failures or disruptions which are critical to our operations and maintaining the trust and confidence of our customers; risks associated with political, geo-political and reputational factors related to our business or operations, including Cellebrite operations in Israel and/or negative publicity, including with respect to the nature of our solutions; risks associated with our ability to obtain CFIUS approval for the acquisition of Corellium and with our ongoing compliance with national security agreements entered into with the U.S. government; risks that our intellectual property rights may not be adequate to protect our business or assets or that others may make claims on our intellectual property, claim infringement on their intellectual property rights, or claim a violation of their license rights, including relative to free or open-source-software components we may use risks relating to the regulatory constraints to which we are subject, including Israeli export laws, our compliance with such laws and related export licenses issued from the government of Israel; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer; risks associated with our significant international operations, including due to our Israeli operations, fluctuations in foreign exchange rates, rising global inflation, and exposure to regions subject to political or economic instability, including the State of Israel; uncertainties regarding the impact of changes in macroeconomic and/or global conditions, including as a result of slowdowns, recessions, economic instability, political unrest, or outbreaks of disease, as well as the resulting impact on information technology spending and government budgets, on our business and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 3, 2026, and in other documents filed by Cellebrite with the SEC, which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to protect communities, nations and businesses as a global leader in digital investigative and intelligence solutions. More than 7,000 global law enforcement agencies, defense and intelligence organizations and enterprises trust Cellebrite’s AI-powered software portfolio to make forensically sound digital data more accessible and actionable. Cellebrite technology allows customers to accelerate nearly 3 million legally sanctioned investigations annually, enhance sovereign security, elevate operational efficacy and efficiency and enable advanced mobile research and application security. Available via cloud, on-premises and hybrid deployments, Cellebrite’s technology enables its customers around the globe to advance their missions, elevate public safety and safeguard data privacy. To learn more, visit us at www.cellebrite.com and https://investors.cellebrite.com and find us on social media @Cellebrite.

Contacts:

Investors Relations

Andrew Kramer

Vice President, Investor Relations & Treasury

investors@cellebrite.com

+1 973.206.7760

Media

Jackie Labrecque

Director, PR and Executive Communications

jackie.labrecque@cellebrite.com

+1 771.241.7010

Cellebrite DI Ltd.
Second-Quarter 2026 Results Summary
(U.S Dollars in thousands)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Revenue	131,138	113,276	259,439	220,825
Gross profit	105,931	95,599	211,812	185,658
Gross margin	80.8%	84.4%	81.6%	84.1%
Operating income	6,949	14,417	16,068	26,685
Operating margin	5.3%	12.7%	6.2%	12.1%
Net income	6,371	19,476	17,309	36,876
Cash flow from operating activities	17,589	32,583	37,474	53,461

Non-GAAP Financial Data:
Operating income	29,805	26,224	58,391	48,195
Operating margin	22.7%	23.2%	22.5%	21.8%
Net income	29,692	30,773	60,312	56,952
Adjusted EBITDA	31,790	27,885	62,407	51,561
Adjusted EBITDA margin	24.2%	24.6%	24.1%	23.3%

Cellebrite DI Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	June 30,	December 31,
	2026	2025
Assets
Current assets
Cash and cash equivalents	$141,250	$124,457
Short-term deposits	146,759	161,049
Marketable securities	154,522	151,544
Trade receivables (net of allowance for credit losses of $456 and $506 as of June 30, 2026 and December 31, 2025, respectively)	110,782	104,972
Prepaid expenses and other current assets	21,514	19,630
Contract acquisition costs	6,466	6,595
Inventories	8,388	7,603
Total current assets	589,681	575,850

Non-current assets
Other non-current assets	7,344	14,618
Marketable securities	103,185	97,959
Deferred tax assets, net	11,667	10,880
Property and equipment, net	24,552	22,209
Operating lease right-of-use assets, net	16,414	16,308
Intangible assets, net	121,909	81,469
Goodwill	119,559	119,559
Total non-current assets	404,630	363,002
Total assets	$994,311	$938,852

Liabilities and shareholders’ equity
Current Liabilities
Trade payables	$18,113	$16,834
Other accounts payable and accrued expenses	77,009	71,244
Deferred revenues	263,350	277,583
Operating lease liabilities	5,736	3,996
Total current liabilities	364,208	369,657

Long-term liabilities
Other long-term liabilities	24,573	16,677
Deferred revenues	49,940	49,526
Operating lease liabilities	17,493	18,674
Total long-term liabilities	92,006	84,877
Total liabilities	456,214	454,534

Shareholders’ equity
Share capital	* )	* )
Additional paid-in capital	605,809	568,721
Treasury share, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive income	1,602	2,220
Accumulated deficit	(69,229)	(86,538)
Total shareholders’ equity	538,097	484,318
Total liabilities and shareholders’ equity	$994,311	$938,852

*)	Less than 1 USD

Cellebrite DI Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Revenue:
Subscription services	$97,685	$80,814	$194,234	$157,502
Term-license	21,805	22,147	43,109	41,288
Other non-recurring	3,912	3,292	7,580	7,703
Professional services	7,736	7,023	14,516	14,332
Total revenue	131,138	113,276	259,439	220,825

Cost of revenue:
Subscription services	15,981	8,522	30,219	16,954
Other non-recurring	3,764	3,198	7,261	6,499
Professional services	5,462	5,957	10,147	11,714
Total cost of revenue	25,207	17,677	47,627	35,167

Gross profit	$105,931	$95,599	$211,812	$185,658

Operating expenses:
Research and development, net	35,961	28,611	71,833	55,888
Sales and marketing	43,753	38,685	86,975	77,453
General and administrative	19,268	13,886	36,936	25,632
Total operating expenses	$98,982	$81,182	$195,744	$158,973

Operating income	$6,949	$14,417	$16,068	$26,685
Financial income, net	4,238	6,374	8,753	13,434
Income before tax	11,187	20,791	24,821	40,119
Tax expense	4,816	1,315	7,512	3,243
Net income	$6,371	$19,476	$17,309	$36,876

Earnings per share
Basic	$0.03	$0.08	$0.07	$0.15
Diluted	$0.02	$0.08	$0.07	$0.15

Weighted average shares outstanding
Basic	247,617,591	240,358,573	247,047,007	238,811,210
Diluted	252,788,652	248,980,462	252,436,239	249,410,357

Other comprehensive income (loss):
Unrealized income (loss) on hedging transactions	788	2,936	(163)	2,157
Unrealized (loss) income on marketable securities	(495)	39	(1,314)	103
Currency translation adjustments	317	(1,226)	859	(1,707)
Total other comprehensive income (loss), net of tax	610	1,749	(618)	553
Total other comprehensive income	$6,981	$21,225	$16,691	$37,429

Cellebrite DI Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Cash flow from operating activities:

Net income	$6,371	$19,476	$17,309	$36,876
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation and RSU’s	15,249	8,810	29,633	17,587
Amortization of premium, accretion of discount and accrued interest on marketable securities	(237)	(1,202)	(1,385)	(1,725)
Depreciation and amortization	8,915	2,592	15,920	5,223
Interest income from short-term deposits	(1,736)	(2,303)	(3,529)	(4,683)
Deferred tax assets, net	(15)	(1,387)	(765)	(1,773)
Increase in trade receivables	(38,070)	(10,931)	(5,629)	(9,210)
Increase (decrease) in deferred revenue	7,987	2,310	(12,874)	3,302
(Increase) decrease in other non-current assets	(253)	210	299	995
Decrease (increase) in prepaid expenses and other current assets	4,351	(2,748)	(613)	2,732
Changes in operating lease right-of-use assets	1,058	1,070	2,113	2,226
Changes in operating lease liability	(645)	(532)	(1,660)	(1,711)
Increase in inventories	(859)	(524)	(715)	(534)
Increase (decrease) in trade payables	7,181	(166)	1,194	(1,212)
Increase (decrease) in other accounts payable and accrued expenses	6,898	17,622	(3,495)	5,470
Increase (decrease) in other long-term liabilities	1,394	286	1,671	(102)
Net cash provided by operating activities	17,589	32,583	37,474	53,461

Cash flows from investing activities:
Capital expenditures	(3,068)	(3,608)	(6,109)	(5,947)
Cash paid in conjunction with acquisitions, net of acquired cash	—	—	(15,278)	—
Purchase of Intangible assets	(8,560)	—	(15,619)	—
Investment in marketable securities	(50,050)	(53,190)	(124,625)	(183,146)
Proceeds from maturities of marketable securities	36,338	32,204	60,945	59,623
Proceeds from sales of marketable securities	15,840	31,166	55,546	31,166
Investment in short-term deposits	(46,000)	—	(82,000)	(84,000)
Redemption of short-term deposits	41,754	34,005	99,819	96,377
Net cash (used in) provided by investing activities	(13,746)	40,577	(27,321)	(85,927)

Cash flows from financing activities:

Exercise of options to shares	2,123	12,624	4,251	15,117
Proceeds from Employee Share Purchase Plan	1,485	1,202	2,868	2,329
Net cash provided by financing activities	3,608	13,826	7,119	17,446

Net increase (decrease) in cash and cash equivalents	7,451	86,986	17,272	(15,020)
Net effect of Currency Translation on cash and cash equivalents	110	1,762	(479)	2,584
Cash and cash equivalents at beginning of period	133,689	90,475	124,457	191,659
Cash and cash equivalents at end of period	$141,250	$179,223	$141,250	$179,223

Supplemental cash flow information:
Income taxes paid (received)	$6,997	$(8,879)	$10,535	$(8,073)
Non-cash activities
Operating lease liabilities arising from obtaining right-of-use assets	$1,069	$12,328	$2,219	$13,141

Cellebrite DI Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenue	$25,207	$17,677	$47,627	$35,167
Less:
Share-based compensation	657	827	1,349	1,577
Amortization of intangible assets	5,536	—	9,148	—
Acquisition-related costs	1	—	1	—
Non-GAAP cost of revenue	$19,013	$16,850	$37,129	$33,590

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	$105,931	$95,599	$211,812	$185,658
Share-based compensation	657	827	1,349	1,577
Amortization of intangible assets	5,536	—	9,148	—
Acquisition-related costs	1	—	1	—
Non-GAAP gross profit	$112,125	$96,426	$222,310	$187,235

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	$98,982	$81,182	$195,744	$158,973
Less:
Share-based compensation	14,592	7,983	28,284	16,010
Amortization of intangible assets	1,394	931	2,756	1,857
Acquisition-related costs	676	2,066	785	2,066
Non-GAAP operating expenses	$82,320	$70,202	$163,919	$139,040

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating income	$6,949	$14,417	$16,068	$26,685
Share-based compensation	15,249	8,810	29,633	17,587
Amortization of intangible assets	6,930	931	11,904	1,857
Acquisition-related costs	677	2,066	786	2,066
Non-GAAP operating income	$29,805	$26,224	$58,391	$48,195

Cellebrite DI Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	$6,371	$19,476	$17,309	$36,876
Share-based compensation	15,249	8,810	29,633	17,587
Amortization of intangible assets	6,930	931	11,904	1,857
Acquisition-related costs	677	2,066	786	2,066
Tax expense (income)	465	(510)	680	(1,434)
Non-GAAP net income	$29,692	$30,773	$60,312	$56,952

Non-GAAP Earnings per share:
Basic	$0.12	$0.13	$0.24	$0.24
Diluted	$0.11	$0.12	$0.23	$0.22

Weighted average shares outstanding:
Basic	247,617,591	240,358,573	247,047,007	238,811,210
Diluted	259,522,205	252,713,944	259,390,445	252,618,208

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	$6,371	$19,476	$17,309	$36,876
Financial income, net	(4,238)	(6,374)	(8,753)	(13,434)
Tax expense	4,816	1,315	7,512	3,243
Share-based compensation	15,249	8,810	29,633	17,587
Amortization of intangible assets	6,930	931	11,904	1,857
Acquisition-related costs	677	2,066	786	2,066
Depreciation expenses	1,985	1,661	4,016	3,366
Adjusted EBITDA	$31,790	$27,885	$62,407	$51,561

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$17,589	$32,583	$37,474	$53,461
Less:
Capital expenditures	(3,068)	(3,608)	(6,109)	(5,947)
Free cash flow	$14,521	$28,975	$31,365	$47,514
Free cash flow margin	11.1%	25.6%	12.1%	21.5%

	For the trailing 12 months ended	For the three months ended
	June 30,	June 30,	March 31,	December 31,	September 30,
	2026	2026	2026	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$157,557	$17,589	$19,885	$86,811	$33,272
Less:
Capital expenditures	(13,387)	(3,068)	(3,041)	(3,956)	(3,322)
Free cash flow	$144,170	$14,521	$16,844	$82,855	$29,950
Free cash flow margin	28.0%	11.1%	13.1%	64.3%	23.8%